SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

October 8th, 2007

SEPTEMBER 2007 TRAFFIC

Passenger activity

➢	5.3% rise in traffic
➢	Load factor maintained at the high level of 82.3%
➢	Further rise in unit revenue excluding currency impact

Cargo

➢	Further rise in traffic (+4.4%) and load factor (+0.9 points)
➢	Continuation of the recovery in unit revenue recorded in August

Passenger activity

In September 2007, Air France-KLM posted a 5.3% rise in traffic. Taking into account a 5.9% rise in capacity, the load factor remained at the high level of 82.3% (-0.5 points). This performance was accompanied by a further rise in unit revenue excluding currency impact. The Group carried over 6.6 million passengers (+3.1%).

-	On the Americas network traffic increased by 9.2% and capacity by 12.3% leading to a load factor of 84.9% (-2.4 points).

-	The Asia network recorded a 7.2% rise in traffic with capacity up 8.2%. The load factor remained at the high level of 89.7% (-0.8 points).

-	Activity on the Africa & Middle-East network was stable both in terms of traffic and capacity. The load factor therefore stood at 80.8% (+0.1 point).

-	On the Caribbean & Indian Ocean network traffic rose 0.6% while capacity was reduced by 3.5%. The load factor therefore improved by 3.1 points to 76.1%.

-	The European network saw traffic up by 2.5% and capacity by 2.7%. The load factor was almost stable at 74.9% (-0.2 points).

Cargo activity

Traffic progressed further (+4.4%) in particular driven by the Asia, Africa & Middle-East networks. With capacity up 3.0%, the load factor gained 0.9 points to 67.4%. The recovery in unit revenue observed in August continued.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 –   dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 –   olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

		September		Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Passengers carried (000s)	6,622	6,422	3.1%	39,817	38,669	3.0%
Revenue pax-kilometers (RPK)	17,909	17,012	5.3%	108,580	103,196	5.2%
Available seat-kilometers (ASK)	21,762	20,554	5.9%	130,755	124,566	5.0%
Load factor (%)	82.3%	82.8%	(0.5)	83.0%	82.8%	0.2

Europe (including France)
Passengers carried (000s)	4,657	4,559	2.2%	27,810	27,251	2.0%
Revenue pax-kilometers (RPK)	3,720	3,631	2.5%	22,454	21,835	2.8%
Available seat-kilometers (ASK)	4,966	4,836	2.7%	30,125	29,155	3.3%
Load factor (%)	74.9%	75.1%	(0.2)	74.5%	74.9%	(0.4)

America (North and South)
Passengers carried (000s)	846	780	8.5%	5,090	4,730	7.6%
Revenue pax-kilometers (RPK)	6,226	5,700	9.2%	37,429	34,496	8.5%
Available seat-kilometers (ASK)	7,332	6,530	12.3%	42,967	38,930	10.4%
Load factor (%)	84.9%	87.3%	(2.4)	87.1%	88.6%	(1.5)

Asia / Pacific
Passengers carried (000s)	473	442	7.0%	2,782	2,601	7.0%
Revenue pax-kilometers (RPK)	4,115	3,840	7.2%	24,053	22,511	6.8%
Available seat-kilometers (ASK)	4,586	4,240	8.2%	27,409	25,644	6.9%
Load factor (%)	89.7%	90.6%	(0.8)	87.8%	87.8%	(0.0)

Africa / Middle East
Passengers carried (000s)	445	440	1.1%	2,691	2,605	3.3%
Revenue pax-kilometers (RPK)	2,356	2,357	(0.0%)	14,102	13,664	3.2%
Available seat-kilometers (ASK)	2,916	2,914	0.1%	17,487	17,584	(0.6%)
Load factor (%)	80.8%	80.9%	(0.1)	80.6%	77.7%	2.9

Caribbean / Indian Ocean
Passengers carried (000s)	201	201	(0.1%)	1,443	1,482	(2.6%)
Revenue pax-kilometers (RPK)	1,493	1,485	0.6%	10,541	10,690	(1.4%)
Available seat-kilometers (ASK)	1,962	2,034	(3.5%)	12,767	13,255	(3.7%)
Load factor (%)	76.1%	73.0%	3.1	82.6%	80.6%	1.9

Cargo activity (in millions)
		September		Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Revenue tonne-km (RTK)	967	926	4.4%	5,638	5,432	3.8%
Available tonne-km (ATK)	1,435	1,393	3.0%	8,507	8,378	1.5%
Load factor (%)	67.4%	66.5%	0.9	66.3%	64.8%	1.4

Europe (including France)
Revenue tonne-km (RTK)	7	7	2.3%	44	41	7.7%
Available tonne-km (ATK)	47	48	(2.7%)	293	289	1.2%
Load factor (%)	15.3%	14.6%	0.8	14.9%	14.0%	0.9

America (North & South)
Revenue tonne-km (RTK)	308	311	(1.2%)	1,813	1,835	(1.2%)
Available tonne-km (ATK)	478	459	4.1%	2,797	2,787	0.3%
Load factor (%)	64.3%	67.8%	(3.4)	64.8%	65.8%	(1.0)

Asia / Pacific
Revenue tonne-km (RTK)	506	472	7.2%	2,891	2,722	6.2%
Available tonne-km (ATK)	663	659	0.6%	3,915	3,909	0.2%
Load factor (%)	76.3%	71.6%	4.7	73.8%	69.6%	4.2

Africa / Middle East
Revenue tonne-km (RTK)	103	89	16.0%	624	551	13.3%
Available tonne-km (ATK)	168	147	13.8%	1,007	905	11.3%
Load factor (%)	61.5%	60.3%	1.2	62.0%	60.9%	1.1

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	43	47	(8.4%)	266	284	(6.3%)
Available tonne-km (ATK)	79	80	(0.7%)	495	488	1.4%
Load factor (%)	54.6%	59.2%	(4.6)	53.8%	58.2%	(4.4)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: October 9, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations